Exhibit 2.2

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made to be effective as of October 19, 2018, by and among Citizens Community Bancorp, Inc., a Maryland corporation, United Bank, a Wisconsin chartered bank, and United Bancorporation, a South Dakota corporation. The parties to this Amendment may be referred to in this Amendment individually as a “Party” and collectively as the “Parties.”
RECITALS
A.    The Parties are parties to that certain Stock Purchase Agreement dated June 20, 2018, as amended by that certain First Amendment to Stock Purchase Agreement dated August 13, 2018 (the “Agreement”).
B.    The Parties desire to amend the Agreement as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:
AMENDMENT
1.Deletion of Definitions. The following definitions are hereby deleted from Section 1.01 of the Agreement: “Accounting Referee,” “Determination Date”, “Determination Date Balance Sheet”, “Equity Adjustment Amount”, and “Equity Amount”.
2.    Additions to Definitions. The following definitions are hereby added to Section 1.01 of the Agreement:
“Accounting Referee” has the meaning set forth in Section 2.04(c).

“Closing Date Equity” means the Stockholders Equity as of the Closing Date.

“Closing Date Equity Adjustment Amount” means the difference between the Closing Date Equity and the Determination Date Equity.

“Closing Date Purchase Price” means fifty million seven hundred thousand dollars ($50,700,000) PLUS OR MINUS the Determination Date Equity Adjustment Amount.

“Determination Date” has the meaning set forth in Section 2.04(a).

“Determination Date Balance Sheet” has the meaning set forth in Section 2.04(a).

“Determination Date Equity” means the Stockholders Equity as of the Determination Date.

“Determination Date Equity Adjustment Amount” means the difference between the Determination Date Equity and the Base Equity Amount.

“True-Up Statement” has the meaning set forth in Section 2.04(b).

3.    Amendment to Section 2.02. Section 2.02 of the Agreement is hereby deleted in its entirety and replaced with the following:
“    2.02    Purchase Price. The purchase price to be paid by Purchaser to Shareholder for the Bank Common Stock (the “Purchase Price”) shall be equal to the sum of:
(a)     fifty million seven hundred thousand dollars ($50,700,000), PLUS OR MINUS
(b)     the Determination Date Equity Adjustment Amount, PLUS OR MINUS
(c)    the Closing Date Equity Adjustment Amount.”
4.    Amendment to Section 2.03. Section 2.03 of the Agreement is hereby deleted in its entirety and replaced with the following:
“2.03    Payment Terms. The Closing Date Purchase Price shall be paid by Purchaser to Shareholder at the Closing in immediately available funds as follows:
(a)     Purchaser shall deposit, or shall cause to be deposited, (i) five million dollars ($5,000,000) (the “Indemnification Escrow Amount”) into an escrow account (the “Indemnification Escrow Account”) established pursuant to the terms of an Escrow Agreement to be entered into at the Closing among Purchaser, Shareholder, and Bankers’ Bank, a Wisconsin state bank, as escrow agent (the “Escrow Agent”), substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), in order to support Shareholder’s indemnification obligations under Article VII hereof.
(b)    $1,800,250.00 of the Purchase Price shall be deposited in an account opened by Shareholder with Citizens Community Federal National Association that will bear interest at a floating rate (adjusted monthly) equal to .4% less than the federal funds rate quoted by Bankers’ Bank, which account may not be withdrawn by Shareholder without Purchaser’s consent until Shareholder has paid all Liabilities for termination of the MasterCard Agreement pursuant to Section 7.03(a)(5)(i) of the Agreement.
(c)    The balance of the Closing Date Purchase Price shall be paid by Purchaser to Seller.”

5.    Amendment to Section 2.04. Section 2.04 of the Agreement is hereby deleted in its entirety and replaced with the following:

“     2.04    Purchase Price Adjustments.
(a)    At least ten (10) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser an unaudited consolidated balance sheet of the Bank as of the close of business on the Business Day that is the last Business Day of the calendar month immediately preceding the calendar month in which the Closing is scheduled to occur (such date, the “Determination Date”, and the balance sheet, the “Determination Date Balance Sheet”), along with Sellers’ calculation of the Determination Date Equity, prepared on a basis consistent with the accounting practices and policies used in the preparation of the Bank Financial Statements. Sellers shall afford Purchaser and its Representatives the opportunity to review all work papers and documentation used by Sellers in preparing the Determination Date Balance Sheet and Sellers’ calculation of the Determination Date Equity. The parties acknowledge and agree that the Closing Date Purchase Price, which will be paid by Purchaser at the Closing pursuant to Section 2.03, shall be based on the Determination Date Balance Sheet and Seller’s calculation of the Determination Date Equity.
(b)    As promptly as practicable, but no later than sixty (60) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Shareholder a proposed final consolidated balance sheet of the Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”) and a certificate based on the Closing Date Balance Sheet setting forth Purchaser’s calculation of the Closing Date Equity and any adjustments to the Determination Date Balance Sheet and Determination Date Equity that Purchaser deems necessary (such certificate and the Closing Date Balance Sheet, the “True-Up Statement”). The True-Up Statement shall be prepared on a basis consistent with the accounting practices and policies used in the preparation of the Bank Financial Statements. Purchaser shall afford Shareholder and its Representatives the opportunity to review all work papers and documentation used by Purchaser in preparing the True-Up Statement.
(c)    Except as otherwise expressly provided herein, the True-Up Statement shall be final and binding on the parties hereto, unless, within fifteen (15) days after receipt by Shareholder of the True-Up Statement, Shareholder shall notify Purchaser in writing of its disagreement with any amount included therein or omitted therefrom (each dispute, an “Objection”), in which case, if the parties are unable to resolve the Objections within fifteen (15) Business Days of the receipt by Purchaser of such notice, such unresolved Objections shall be determined by a regionally recognized independent accounting firm selected by mutual agreement between Shareholder and Purchaser (the “Accounting Referee”). The Accounting Referee shall be instructed to resolve the Objections within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of the Accounting Referee shall be final and binding on the parties hereto. The fees and costs of the Accounting Referee shall be payable fifty percent (50%) by Shareholder and fifty percent by Purchaser.
(d)    Not later than the close of business on the second (2nd) Business Day following the final determination of the True-Up Statement pursuant to Section 2.04(c)

(the “Adjustment Payment Date”), Shareholder and Purchaser shall effect the transfer of cash as may be necessary to reflect the difference, positive or negative, of (x) the Closing Date Equity Adjustment Amount (based on the Closing Date Equity), MINUS (y) the Determination Date Equity Adjustment Amount (based on the Determination Date Equity, as adjusted by Purchaser pursuant to Section 2.04(b)), as set forth on the True-Up Statement, as finally determined. If Purchaser is due cash pursuant to this Section 2.04(d), then Shareholder and Purchaser shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the amount of such cash from the Indemnification Escrow Account to Purchaser. If Shareholder is due cash pursuant to this Section 2.04(d), Purchaser shall pay Shareholder the amount of cash due Shareholder.
(e)    Any adjustments provided for in this Section 2.04 shall be deemed, for purposes of Taxes, to be adjustments to the Purchase Price.
(f)     For clarity, the Determination Date Balance Sheet and the Closing Date Balance Sheet shall reflect the Bank’s payment or accrual of (i) all fees and expenses incurred (or estimated to be incurred) in connection with the consummation of the transactions contemplated by this Agreement, (including all fees payable to the Bank’s financial advisor, legal counsel, and accountants), and (ii) all vendor or funding termination or breakage penalties, management change-in-control or retention payments, employee severance costs, and any payments or distributions under any Bank Plan due as a result of this Agreement or the transactions contemplated by this Agreement.”
6.    Amendment to Article III. Article III is hereby amended by adding the following sentence after the last sentence in Article III:
“The Closing shall be effective at 5 p.m. (Central Time) on the Closing Date.”
7.    Amendments to Section 6.10(a)(i). Section 6.10(a)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:
“    (i)     terminate, effective immediately prior to the Closing, the Bank’s participation in and liability for benefits under such plans which will not be retained by Purchaser, except that the Bank will continue to participate, with the employer portion of the premiums at the Bank’s expense, in Shareholder’s group medical plan and flexible benefits plan through December 31, 2018, at which time the Bank’s participation in such benefit plans shall terminate,”
8.    Amendments to Section 6.10(f). Section 6.10(f) of the Agreement is hereby deleted in its entirety and replaced with the following:
“    (f)     Continuation of coverage required under COBRA will be provided under Shareholder’s group medical plan to all employees and former employees of the Bank, including any beneficiaries who are or become “M&A Qualified Beneficiaries” (as defined in Treasury Regulations §54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement, through December 31, 2018, provided, however, that Bank will be responsible for collecting from COBRA participants and remitting all such premiums. Effective January 1, 2019, Purchaser will be responsible for providing continuation coverage required under COBRA to all employees and former employees of the Bank, including any beneficiaries who are or become “M&A Qualified Beneficiaries” (as defined in Treasury Regulations §54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement”

9.    Amendment to Section 6.18. Section 6.18 to the Agreement is hereby deleted and replaced with the following:
“    Section 6.18    MasterCard Covenant. CCF Bank will continue to operate under the MasterCard Agreement for a period of time following the Closing. By April 1, 2019, CCF Bank will cease to operate under, and CCF Bank and MasterCard will terminate, the MasterCard Agreement. Purchaser and Shareholder will cooperate to negotiate termination of the MasterCard Agreement and will use commercially reasonable efforts to minimize the early termination fees associated therewith. All Liabilities resulting from the termination of the MasterCard Agreement will be the responsibility of Shareholder pursuant to Section 7.03(a)(5)(i) of the Agreement.
10.    Amendments to Section 8.10(d). Section 8.10(d) of the Agreement is hereby deleted in its entirety and replaced with the following:
“    (d)     Termination of Participation in Employee Benefit Plans. The Bank shall terminate participation in all employee benefit plans sponsored or maintained by any entity other than the Bank including, but not limited to, Shareholder, except that the Bank will continue to participate, at the Bank’s expense, in Shareholder’s group medical plan and flexible benefits plan through December 31, 2018, at which time the Bank’s participation in such benefit plans shall terminate.”

11.    Terms of Agreement; Cooperation. Except as expressly set forth in this Amendment, all other terms and provisions of the Agreement will remain in full force and effect.
12.    Entire Agreement. This Amendment constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations among the Parties, written or oral, that may have related in any way to the subject matter hereof.
13.    Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment to be effective as of the date first set forth above.

CITIZENS COMMUNITY BANCORP, INC.
By: /s/ Stephen Bianchi
Name: Stephen Bianchi
Title: President and CEO

UNITED BANK
By: /s/ Trevor Bohland
Name: Trevor Bohland
Title: President and CEO

UNITED BANCORPORATION
By:/s/ Greg LeGare
Name: Greg LeGare
Title: President